ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

December 10, 2002

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of November 13, 2002, enclosed please find a copy of a Ad-hoc Announcement dated December 10, 2002.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

J. Gäbel

Johannes K. Gäbel
U.S. Authorized Representative

JKG/ejm
Enclosure

Ad-hoc Announcement

Further orders abroad for FJA

FJA AG (German code WKN 513010), the consultancy and software house for insurance companies and financial services providers, managed to win two further orders abroad.

The Suncorp Group in Australia and FJA's US subsidiary have signed a Letter-of-Intent to license and implement the "FJA US Product Machine". The work on this project has already started in Australia. The Suncorp Group comprises Australia's sixth largest bank and second largest general insurance group, with total assets of $ 35.5 billion AUS.

In Austria the insurance company BAWAG-Versicherung has signed a Letter-of-Intent to license and implement the policy administration system "FJA SymAss" as well the asset liability software "FJA Alamos". The BAWAG-Versicherung is a subsidiary of the Austrian Bank für Arbeit und Wirtschaft, the third-largest bank group in Austria.

The total volume of the two orders amounts to about 3 million Euro.

FJA AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
D - 81373 Munich
Phone: + 49 (0) 89 769 01 - 144
Fax: + 49 (0) 89 743 717 31
E-Mail: thomas.meindl@fja.com
Website: http://www.fja.com

Munich, 10/12/2002